FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of November 2010

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



November 10, 2010


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  NOTICE REGARDING PARTIAL EARLY REDEMPTION OF THE CONVERTIBLE BONDS DUE 2011

Tokyo - November 10, 2010 - Ricoh Company,Ltd.(TSE:7752,"RICOH")(President &
CEO: ShiroKondo)hereby notifies you of partial early redemption of the Zero Coupon Convertible Bonds due 2011(the "Bonds") before maturity as outlined below.

                            Convertible Bonds Details

1.   Date of early redemption: December 7, 2010
2. Reason: The holders of the Bonds have exercised the Put Option granted in clause 7.5 of the Terms and Conditions of the Bonds.
3.   Content
     (1) Principal amount of Bonds outstanding before redemption: JPY 55,000,000,000
     (2)  Total amount of early redemption: JPY 52,780,000,000
     (3) Principal amount of the Bonds outstanding after redemption: JPY 2,220,000,000

[Reference]
     (1)  Date of issuance: December 7, 2006
     (2)  Total amount of issue: JPY 55,000,000,000
     (3)  Maturity date: December 7, 2011
     (4)  Coupon: Zero
     (5)  Conversion price: JPY 2,800 per share

                                                               November 10, 2010
                                                             Ricoh Company, Ltd.

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